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                                 April 27, 2001

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C.  20549

     Re:  Registrant:  Interplay Entertainment Corporation
          Registration Statement on Form S-3 (File No. 333-59088)
          Accession Number:  0001017062-01-500049
          Filing Date:  April 17, 2001

Gentlemen:

     Reference is hereby made to the above-referenced Registration Statement on Form S-3 filed by the Registrant with the Securities and Exchange Commission on April 17, 2001 (the "Registration Statement"). Please note that the delaying amendment language contemplated by Rule 473 promulgated under the Securities Act of 1933 was inadvertently omitted from the facing page of the Registration Statement. Accordingly, the Registrant hereby amends the Registration Statement to include the following language on the facing page thereof following the calculation of the registration fee:

     "The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."

     If you have any questions regarding the foregoing, please call our counsel, Jeff Coyne, at (949) 725-4116.

                              Very truly yours,


                              By:   /s/ BRIAN FARGO
                                    _______________________
                                    Brian Fargo
                                    Chief Executive Officer